UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Dave Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

23834J102
(CUSIP Number)

Section 32, LLC 169 University Avenue Palo Alto, CA 94301 (650) 297-0722
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 8, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	23834J102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Section 32 Fund 1, LP (“Fund 1”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
See response to row 8.
	8	SHARED VOTING POWER
2,588,232[1] shares, except that Section 32 GP 1, LLC (“GP 1”), the general partner of Fund 1, may be deemed to have shared power to vote these shares, and William J. Maris (“Maris”), the managing member of GP 1, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER
See response to row 10.
	10	SHARED DISPOSITIVE POWER
2,588,232[1] shares, except that GP 1, the general partner of Fund 1, may be deemed to have shared power to dispose of these shares, and Maris, the managing member of GP 1, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,588,232[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%[2]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

1 On January 5, 2023, Dave Inc. (the “Issuer”) effected a 1-for-32 reverse stock split of its Class A Common Stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, every 32 shares of Class A Common Stock issued or outstanding were automatically reclassified into one validly issued, fully-paid and nonassessable new share of Class A Common Stock, with no fractional shares issued.

2 This percentage is calculated based upon 10,402,531 shares of Class A Common Stock outstanding of the Issuer as of May 1, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) (File No. 001-40161) on May 9, 2023.

CUSIP No.	23834J102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Section 32 GP 1, LLC (“GP 1”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
See response to row 8.
	8	SHARED VOTING POWER
2,588,232[3] shares, all of which are held of record by Section 32 Fund 1, LP (“Fund 1”). GP 1, the general partner of Fund 1, may be deemed to have shared power to vote these shares, and William J. Maris (“Maris”), the managing member of GP 1, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER
See response to row 10.
	10	SHARED DISPOSITIVE POWER
2,588,232[3] shares, all of which are held of record by Fund 1. GP 1, the general partner of Fund 1, may be deemed to have shared power to dispose of these shares, and Maris, the managing member of GP 1, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,588,232[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%[4]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

3 On January 5, 2023, Dave Inc. (the “Issuer”) effected a 1-for-32 reverse stock split of its Class A Common Stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, every 32 shares of Class A Common Stock issued or outstanding were automatically reclassified into one validly issued, fully-paid and nonassessable new share of Class A Common Stock, with no fractional shares issued.

4 This percentage is calculated based upon 10,402,531 shares of Class A Common Stock outstanding of the Issuer as of May 1, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) (File No. 001-40161) on May 9, 2023.

CUSIP No.	23834J102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William J. Maris (“Maris”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
See response to row 8.
	8	SHARED VOTING POWER
2,588,232[5] shares, all of which are held of record by Section 32 Fund 1, LP (“Fund 1”). Maris is the sole managing member of Section 32 GP 1, LLC (“GP 1”), the general partner of Fund 1, and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER
See response to row 10.
	10	SHARED DISPOSITIVE POWER
2,588,232[5] shares, all of which are held of record by Section 32 Fund 1, LP (“Fund 1”). Maris is the sole managing member of Section 32 GP 1, LLC (“GP 1”), the general partner of Fund 1, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,588,232[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%[6]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

5 On January 5, 2023, Dave Inc. (the “Issuer”) effected a 1-for-32 reverse stock split of its Class A Common Stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, every 32 shares of Class A Common Stock issued or outstanding were automatically reclassified into one validly issued, fully-paid and nonassessable new share of Class A Common Stock, with no fractional shares issued.

6 This percentage is calculated based upon 10,402,531 shares of Class A Common Stock outstanding of the Issuer as of May 1, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) (File No. 001-40161) on May 9, 2023.

Statement on Schedule 13D

This Amendment No. 3 (“Amendment No. 3”) amends and restates the Schedule 13D initially filed on January 14, 2022, as amended by Amendment No. 1 filed on April 4, 2022 and Amendment No. 2 filed on August 17, 2022 (collectively, the “Original Schedule 13D”). This Amendment No. 3 relates to the beneficial ownership of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Dave Inc., f/k/a VPC Impact Acquisition Holdings III, Inc. (the “Issuer”), a corporation organized under the laws of the state of Delaware. This Amendment No. 3 is being filed by Section 32 Fund 1, LP (“Fund 1”), Section 32 GP 1, LLC (“GP 1”) and William J. Maris (“Maris” and together with Fund 1 and GP 1, the “Reporting Persons”). This Amendment No. 3 is being filed to reflect the sale of Class A Common Stock by Fund 1.

Item 1.	Security and Issuer

(a)	The class of equity securities to which this statement relates is the Class A Common Stock of the Issuer.

(b)	The principal executive offices of the Issuer are located at 1265 South Cochran Avenue, Los Angeles, CA 90019.

Item 2.	Identity and Background

(a)           This Schedule 13D is being filed by Fund 1, GP 1 and Maris. GP 1 is the general partner of Fund 1 and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by Fund 1. Maris is the managing member of GP 1 and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by Fund 1.

(b)          The address of the principal place of business of each of the Reporting Persons is c/o Section 32, LLC, 169 University Avenue, Palo Alto, CA 94301.

(c)           The principal occupation of Maris is as the founder and managing member of the venture capital firm Section 32. The principal business of each of the other Reporting Persons is the venture capital investment business.

(d)           During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The responses of the Reporting Persons with respect to row 6 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Considerations

Business Combination Agreement

An aggregate of 98,114,926 shares of Class A Common Stock were acquired by the Reporting Persons pursuant to a Business Combination Agreement, dated as of June 7, 2021, by and among the Issuer, Bear Merger Company I Inc., a Delaware corporation (“First Merger Sub”) and wholly owned subsidiary of the Issuer, Bear Merger Company II LLC, a Delaware limited liability company (“Second Merger Sub”) and wholly owned subsidiary of the Issuer, and Dave Inc., a Delaware corporation (“Legacy Dave”) (as it may be amended from time to time, the “Business Combination Agreement”). Pursuant to the terms of the Business Combination Agreement, a business combination between the Issuer and Legacy Dave was effected through the merger of First Merger Sub with and into Legacy Dave, with Legacy Dave surviving as the surviving company and as a wholly owned subsidiary of the Issuer, immediately followed by the merger of Legacy Dave with and into Second Merger Sub, with Second Merger Sub surviving as the surviving company and as a wholly owned subsidiary of the Issuer (the “Merger,” and collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). The Business Combination closed on January 5, 2022 (the “Closing”).

At the effective time of the Merger (the “Effective Time”), and subject to the terms and conditions of the Business Combination Agreement, each share of Legacy Dave Class A common stock, par value $0.00001 (the “Legacy Dave Class A Common Stock”) was canceled and converted into the right to receive the number of shares of the Issuer’s Class A Common Stock equal to the product (rounded down to the nearest whole number) of the number of such shares outstanding immediately prior to the Effective Time multiplied by approximately 1.35438751 (the “Exchange Ratio”).

Open Market Sales

On August 8, 2022, Fund 1 sold 317,404 shares of Class A Common Stock at a weighted average price per share of approximately $0.77 for aggregate proceeds of approximately $243,671.05.

On August 9, 2022, Fund 1 sold 1,380,045 shares of Class A Common Stock at a weighted average price per share of approximately $0.76 for aggregate proceeds of approximately $1,050,214.25.

On August 10, 2022, Fund 1 sold 361,633 shares of Class A Common Stock at a weighted average price per share of $0.74 for aggregate proceeds of approximately $267,608.42.

On August 12, 2022, Fund 1 sold 656,654 shares of Class A Common Stock at a weighted average price per share of approximately $0.66 for aggregate proceeds of approximately $430,758.46.

On August 15, 2022, Fund 1 sold 2,094,168 shares of Class A Common Stock at a weighted average price per share of approximately $0.60 for aggregate proceeds of approximately $1,266,950.70.

On January 5, 2023, the Issuer effected a 1-for-32 reverse stock split of its Class A Common Stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, every 32 shares of Class A Common Stock issued or outstanding were automatically reclassified into one validly issued, fully-paid and nonassessable new share of Class A Common Stock, with no fractional shares issued. The amount of shares sold by Fund 1 in the descriptions of the foregoing open market sales pre-date the Reverse Stock Split and as such do not reflect the Reverse Stock Split.

Purchase Agreement

On August 8, 2023, Fund 1 entered into a Purchase Agreement with each of Proem Special Situations Fund I LP and Proem Investments Master Fund LP (each, a “Proem Purchase Agreement” and together, the “Proem Purchase Agreements”), pursuant to which Fund 1 sold an aggregate of 297,771 shares of Class A Common Stock at a price per share of $5.7348 for aggregate proceeds of $1,707,657.13. This summary is qualified by the actual terms of each Proem Purchase Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Source of Funds

The source of the funds for all purchases and acquisitions by Fund 1 was from working capital.

No part of the purchase price was borrowed by Fund 1 for the purpose of acquiring any securities discussed in this Item 3.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

Pursuant to the terms of the Business Combination Agreement, the Reporting Persons tendered 72,442,285 shares of Legacy Dave Class A Common Stock in exchange for 98,114,926 shares of Class A Common Stock in the aggregate.

Subject to the Investor Rights Agreement described in Item 6 of this Schedule 13D, one or more Reporting Persons may from time to time buy or sell additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other investment opportunities available to the Reporting Persons, general economic, money market and stock market conditions, and other considerations as such Reporting Person deems relevant.

Except as described herein, none of the Reporting Persons have a present plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Class A Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Common Stock beneficially owned by them in any manner permitted by applicable law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses of the Reporting Persons with respect to rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

Calculations of the percentage of the shares of Class A Common Stock beneficially owned by the Reporting Persons is based on 10,402,531 shares of Class A Common Stock outstanding as of May 1, 2023, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) (File No. 001-40161) on May 9, 2023.

(c)           Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, none of the Reporting Persons have engaged in any transaction with respect to the Class A Common Stock during the 60 days prior to the date of filing of this Schedule 13D.

(d)           Under certain circumstances set forth in the limited partnership agreement of Fund 1 and the limited liability company agreement of GP 1, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

On January 5, 2022, the Issuer entered into an Investor Rights Agreement, which became effective as of the Closing, with VPC Impact Acquisition Holdings Sponsor III, LLC, a Delaware limited liability company, the Issuer’s initial stockholders, the Issuer’s directors, and certain holders of the Issuer’s capital stock, including, among others, certain of the Reporting Persons. Pursuant to the terms of the Investor Rights Agreement, the Issuer will be obligated to file a registration statement to register the resale of certain shares of the Issuer’s Class A Common Stock within 30 days after the Closing. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the parties to the agreement may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by such holders, and the Issuer is separately required at all times to maintain an effective resale registration statement for the benefit of the holders party to the agreement. The Investor Rights Agreement also provides such holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Investor Rights Agreement also provides for the securities of the Issuer held by the holders party thereto to be locked-up for a period of time following the Closing, subject to certain exceptions. This summary is qualified by the actual terms of the Investor Rights Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Purchase Agreement

On August 8, 2023, Fund 1 entered into the Proem Purchase Agreements. This summary is qualified by the actual terms of each Proem Purchase Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

A	Reference to Nina C. Labatt as Attorney-In-Fact

B	Agreement of Joint Filing, dated August 17, 2022

C	Investor Rights Agreement, dated as of January 5, 2022, by and among the Issuer and the persons named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2022)

D	Purchase Agreement, dated as of August 8, 2023, by and among Fund 1 and Proem Special Situations Fund I LP

E	Purchase Agreement, dated as of August 8, 2023, by and among Fund 1 and Proem Investments Master Fund LP

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2023

Section 32 Fund 1, LP

By: Section 32 GP 1, LLC
Its: General Partner

By:	/s/ Nina C. Labatt
Nina C. Labatt, Chief Operating Officer and Chief Financial Officer

Section 32 GP 1, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Chief Operating Officer and Chief Financial Officer

William J. Maris

/s/ Nina C. Labatt
Nina C. Labatt, Attorney-in-Fact for William J. Maris

exhibit A

POWER OF ATTORNEY

Nina C. Labatt has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.

exhibit B

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of Dave Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

exhibit D

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of August 8, 2023 by and among Section 32 Fund 1, LP, a Delaware limited partnership (the “Seller”), and Proem Special Situations Fund I LP, a Delaware limited partnership (the “Purchaser”).

WHEREAS, Seller owns shares of the issued and outstanding Class A common stock, par value $0.0001 per share (“Company Shares”), of Dave Inc., a Delaware corporation (the “Company”); and

WHEREAS, Seller desires to sell, and Purchaser desires to purchase, an aggregate of 148,885 Company Shares for an aggregate purchase price as set forth in Section 1.2 herein.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements and representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE; CLOSING

Section 1.1            Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, the Seller agrees to sell, convey, assign, transfer and deliver to Purchaser 148,885 Company Shares (the “Purchased Shares”), and Purchaser agrees to purchase the Purchased Shares to be purchased from the Seller at the Per Share Purchase Price (as defined below), which at delivery by the Seller to Purchaser shall be free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements, stop transfer instructions or limitations on transfer or other agreements or claims of any kind or nature whatsoever, other than those imposed by applicable federal and state securities laws (collectively, “Liens”).

Section 1.2            Purchase Price. Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to the Purchaser of the Purchased Shares, the Purchaser shall pay to the Seller for each Purchased Share to be purchased from the Seller a price per Purchased Share of $5.7348 (the “Per Share Purchase Price”), for an aggregate purchase price of $853,825.70 (the “Aggregate Purchase Price”), in immediately available cash.

Section 1.3            Exemption from Registration. Seller is selling the Purchased Shares to the Purchaser in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(1) thereof.

Section 1.4            Expenses. Except as expressly set forth in this Agreement, all fees and expenses incurred by each party hereto in connection with the matters contemplated by this Agreement shall be borne by the party incurring such fee or expense, including, without limitation, the fees and expenses of any investment banks, attorneys, accountants or other experts or advisors retained by such party.

Section 1.5            Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at 2:00 pm (California time) on August 8, 2023 or such other time and date as the parties mutually agree (the “Closing Date”), provided that the obligations of the Seller and Purchaser to consummate the transactions contemplated by this Agreement shall be conditioned on there being no injunction or other order, judgment, law, regulation, decree or ruling or other legal restraint or prohibition having been issued, enacted or promulgated by a court or other governmental authority of competent jurisdiction that would have the effect of prohibiting or preventing the consummation of the transactions contemplated hereunder.

Section 1.6            Closing Delivery.

(a)          At the Closing, in accordance with Section 1.1 hereof, the Seller shall cause its broker to deliver the applicable Purchased Shares to Continental Stock Transfer & Trust Company, as the Company’s transfer agent (the “Transfer Agent”) through the facilities of the Depository Trust Company’s DWAC system. The Seller shall use commercially reasonable efforts to cause the Company to instruct the Transfer Agent to transfer and re-register the Purchased Shares to the Purchaser in book-entry form, free and clear of all restrictions and without legends. The Purchaser shall deliver such documentation as may be requested by the Transfer Agent to effect the transfer and re-registration of the Purchased Shares, which documentation shall include all necessary information for the Transfer Agent to create an account for the Purchaser.

(b)          At the Closing, Purchaser shall deliver or cause to be delivered to the Seller the Aggregate Purchase Price to be paid to the Seller in accordance with Section 1.2, by wire transfer of immediately available funds to the account or accounts designated by the Seller in writing.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby makes the following representations and warranties to the Purchaser:

Section 2.1            Existence; Authority. The Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Seller has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

Section 2.2            Enforceability. This Agreement has been duly and validly executed and delivered by the Seller, and, assuming due and valid authorization, execution and delivery by the Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Seller, enforceable against such person in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 2.3            Ownership; Unrestricted Shares. The Seller is the respective beneficial owner of the Purchased Shares free and clear of any and all Liens. The Seller has full power and authority to transfer full legal ownership of the Purchased Shares to the Purchaser, and the Seller is not required to obtain the approval of any person or governmental agency or organization to effect the sale of the Purchased Shares. The Purchased Shares, as held by Seller prior to the Closing, do not contain any restrictive legend and are not subject to resale restrictions. The Purchased Shares are being sold by Seller pursuant to the exemption from the registration requirements of the Securities Act provided in pursuant to Section 4(a)(1) thereof.

Section 2.4            Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Seller, threatened against the Seller that would impair the ability of the Seller, to perform its obligations hereunder or to consummate the transactions contemplated hereby. The Seller is not in bankruptcy under the United States Bankruptcy code and, to the knowledge of the Seller, no filings for bankruptcy of the Seller are contemplated or threatened.

Section 2.5            Other Acknowledgements. The Seller represents that it is a sophisticated investor. The Seller further represents that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares and has, independently and without reliance upon the Purchaser, made its own analysis and decision to sell the Purchased Shares. The Seller acknowledges that none of the Purchaser or any of its respective directors, officers, subsidiaries or Affiliates has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF Purchaser

Purchaser makes the following representations and warranties to the Seller:

Section 3.1            Existence; Authority. The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Purchaser has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

Section 3.2            Enforceability. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming due and valid authorization, execution and delivery by the Seller, this Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 3.3            Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Purchaser, threatened against such party that could impair the ability of the Purchaser to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 3.4            Other Acknowledgments. Purchaser represents that it is a sophisticated investor. Purchaser further represents that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Purchased Shares and has, independently and without reliance upon the Seller, made its own analysis and decision to purchase the Purchased Shares. Purchaser acknowledges that neither of the Seller nor or any of its respective directors, officers, subsidiaries or Affiliates has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.

ARTICLE IV

Conditions to Closing

Section 4.1            Conditions of Purchaser’s Obligations at Closing. The obligations of Purchaser under Article I of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

(a)           Representations and Warranties. The representations and warranties of the Seller contained in Article II shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b)          Performance. The Seller shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(c)          Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful purchase of the Purchased Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

Section 4.2            Conditions of the Seller’s Obligations at Closing. The obligations of the Seller under Article I of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

(a)          Representations and Warranties. The representations and warranties of Purchaser contained in Article III shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b)          Payment of Purchase Price; Performance. Purchaser shall have delivered the Aggregate Purchase Price as specified in Section 1.2, and Purchaser shall have performed and complied in all material respects with all other agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing.

(c)          Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful purchase of the Purchased Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

ARTICLE V

MISCELLANEOUS

Section 5.1            Survival. Each of the representations, warranties, covenants, and agreements in this Agreement or pursuant hereto shall survive the Closing. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement. Except as expressly set forth in this Agreement, no party has made any representation warranty, covenant or agreement.

Section 5.2            Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties as follows (or at such other addresses as shall be specified by notice given in accordance with this Section 5.2):

If to Purchaser:

Proem Special Situations Fund I LP

8117 Preston Road, Suite 300

Dallas, Texas 75225

Attention: Greg Pearson
Email: Greg@proemasset.com

With a copy to:

Capital Legal Group, PA

1110 Brickell Avenue, Suite 505

Miami, Florida, 33131

Attn: Lauren Shapiro

Email: lshapiro@clglaws.com

If to the Seller:

Section 32 Fund 1, LP

169 University Ave.

Palo Alto, CA 94301

Attn: Nina Labatt

Email: nina@s32.com

With a copy to:

Gunderson Dettmer, LLP

3570 Carmel Mountain Rd., Suite 200

San Diego, CA 92130

Attention: Jeffrey Higgins

Email: jhiggins@gunder.com

Section 5.3            Certain Definitions. As used in this Agreement, (a) the term “Affiliate” shall have the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, and shall include persons who become Affiliates of any person subsequent to the date hereof; and (b) the Purchaser and the Seller are referred to herein individually as a “party” and collectively as “parties.”

Section 5.4            No Waiver. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 5.5            Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding. The parties agree that the court making any such determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of, delete specific words or phrases in, or replace any such invalid or unenforceable provision with one that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 5.6            Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that this Agreement (and any of the rights, interests or obligations of any party hereunder) may not be assigned by any party without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld). Any purported assignment of a party's rights under this Agreement in violation of the preceding sentence shall be null and void.

Section 5.7            Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and, except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective permitted successors or assigns.

Section 5.8            Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.9            Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to choice of law principles thereof that would cause the application of the laws of any other jurisdiction.

Section 5.10          Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY.

Section 5.11         Dispute Resolution. The parties hereby agree to arbitrate any and all disputes arising under or related to this Agreement, including disputes related to the interpretation of this Agreement, under the Delaware Rapid Arbitration Act, 10 Del. C. § 5801, et seq. This provision shall be governed by Delaware law, without reference to the law chosen for any other provision of this Agreement. All parties waive the right to seek or to receive punitive or consequential damages in connection with a dispute under this Agreement.

Section 5.12          Counterparts; Facsimile. This Agreement may be executed in counterparts, including by facsimile or PDF electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Section 5.13         Further Assurances. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to execute such additional documents, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 5.14          Interpretation. The parties acknowledge and agree that this Agreement has been negotiated at arm’s length and among parties equally sophisticated and knowledgeable in the matters covered hereby. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is hereby waived.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

PURCHASER:

PROEM SPECIAL SITUATIONS FUND I LP

By: Proem Special Situations GP LLC, its general partner

By:

Name: Thomas Schmidt

Title: Chief Executive Officer

SELLER:

SECTION 32 FUND 1, LP
By: Section 32 GP 1, LLC, its general partner

By:

Name: Nina Labatt

Title: Chief Operating Officer & Chief Financial Officer

exhibit E

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of August 8, 2023 by and among Section 32 Fund 1, LP, a Delaware limited partnership (the “Seller”), and Proem Investments Master Fund LP, a Caymans limited partnership (the “Purchaser”).

WHEREAS, Seller owns shares of the issued and outstanding Class A common stock, par value $0.0001 per share (“Company Shares”), of Dave Inc., a Delaware corporation (the “Company”); and

WHEREAS, Seller desires to sell, and Purchaser desires to purchase, an aggregate of 148,886 Company Shares for an aggregate purchase price as set forth in Section 1.2 herein.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements and representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE VI

PURCHASE AND SALE; CLOSING

Section 6.1            Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, the Seller agrees to sell, convey, assign, transfer and deliver to Purchaser 148,886 Company Shares (the “Purchased Shares”), and Purchaser agrees to purchase the Purchased Shares to be purchased from the Seller at the Per Share Purchase Price (as defined below), which at delivery by the Seller to Purchaser shall be free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements, stop transfer instructions or limitations on transfer or other agreements or claims of any kind or nature whatsoever, other than those imposed by applicable federal and state securities laws (collectively, “Liens”).

Section 6.2            Purchase Price. Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to the Purchaser of the Purchased Shares, the Purchaser shall pay to the Seller for each Purchased Share to be purchased from the Seller a price per Purchased Share of $5.7348 (the “Per Share Purchase Price”), for an aggregate purchase price of $853,831.43 (the “Aggregate Purchase Price”), in immediately available cash.

Section 6.3            Exemption from Registration. Seller is selling the Purchased Shares to the Purchaser in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(1) thereof.

Section 6.4            Expenses. Except as expressly set forth in this Agreement, all fees and expenses incurred by each party hereto in connection with the matters contemplated by this Agreement shall be borne by the party incurring such fee or expense, including, without limitation, the fees and expenses of any investment banks, attorneys, accountants or other experts or advisors retained by such party.

Section 6.5            Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at 2:00 pm (California time) on August 8, 2023 or such other time and date as the parties mutually agree (the “Closing Date”), provided that the obligations of the Seller and Purchaser to consummate the transactions contemplated by this Agreement shall be conditioned on there being no injunction or other order, judgment, law, regulation, decree or ruling or other legal restraint or prohibition having been issued, enacted or promulgated by a court or other governmental authority of competent jurisdiction that would have the effect of prohibiting or preventing the consummation of the transactions contemplated hereunder.

Section 6.6            Closing Delivery.

(a)          At the Closing, in accordance with Section 1.1 hereof, the Seller shall cause its broker to deliver the applicable Purchased Shares to Continental Stock Transfer & Trust Company, as the Company’s transfer agent (the “Transfer Agent”) through the facilities of the Depository Trust Company’s DWAC system. The Seller shall use commercially reasonable efforts to cause the Company to instruct the Transfer Agent to transfer and re-register the Purchased Shares to the Purchaser in book-entry form, free and clear of all restrictions and without legends. The Purchaser shall deliver such documentation as may be requested by the Transfer Agent to effect the transfer and re-registration of the Purchased Shares, which documentation shall include all necessary information for the Transfer Agent to create an account for the Purchaser.

(b)          At the Closing, Purchaser shall deliver or cause to be delivered to the Seller the Aggregate Purchase Price to be paid to the Seller in accordance with Section 1.2, by wire transfer of immediately available funds to the account or accounts designated by the Seller in writing.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby makes the following representations and warranties to the Purchaser:

Section 7.1            Existence; Authority. The Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Seller has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

Section 7.2            Enforceability. This Agreement has been duly and validly executed and delivered by the Seller, and, assuming due and valid authorization, execution and delivery by the Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Seller, enforceable against such person in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 7.3            Ownership; Unrestricted Shares. The Seller is the respective beneficial owner of the Purchased Shares free and clear of any and all Liens. The Seller has full power and authority to transfer full legal ownership of the Purchased Shares to the Purchaser, and the Seller is not required to obtain the approval of any person or governmental agency or organization to effect the sale of the Purchased Shares. The Purchased Shares, as held by Seller prior to the Closing, do not contain any restrictive legend and are not subject to resale restrictions. The Purchased Shares are being sold by Seller pursuant to the exemption from the registration requirements of the Securities Act provided in pursuant to Section 4(a)(1) thereof.

Section 7.4            Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Seller, threatened against the Seller that would impair the ability of the Seller, to perform its obligations hereunder or to consummate the transactions contemplated hereby. The Seller is not in bankruptcy under the United States Bankruptcy code and, to the knowledge of the Seller, no filings for bankruptcy of the Seller are contemplated or threatened.

Section 7.5            Other Acknowledgements. The Seller represents that it is a sophisticated investor. The Seller further represents that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares and has, independently and without reliance upon the Purchaser, made its own analysis and decision to sell the Purchased Shares. The Seller acknowledges that none of the Purchaser or any of its respective directors, officers, subsidiaries or Affiliates has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.

ARTICLE VIII

REPRESENTATIONS AND WARRANTIES OF Purchaser

Purchaser makes the following representations and warranties to the Seller:

Section 8.1            Existence; Authority. The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Purchaser has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

Section 8.2            Enforceability. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming due and valid authorization, execution and delivery by the Seller, this Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 8.3            Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Purchaser, threatened against such party that could impair the ability of the Purchaser to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 8.4            Other Acknowledgments. Purchaser represents that it is a sophisticated investor. Purchaser further represents that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Purchased Shares and has, independently and without reliance upon the Seller, made its own analysis and decision to purchase the Purchased Shares. Purchaser acknowledges that neither of the Seller nor or any of its respective directors, officers, subsidiaries or Affiliates has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.

ARTICLE IX

Conditions to Closing

Section 9.1            Conditions of Purchaser’s Obligations at Closing. The obligations of Purchaser under Article I of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

(a)          Representations and Warranties. The representations and warranties of the Seller contained in Article II shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b)          Performance. The Seller shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(c)          Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful purchase of the Purchased Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

Section 9.2           Conditions of the Seller’s Obligations at Closing. The obligations of the Seller under Article I of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

(a)          Representations and Warranties. The representations and warranties of Purchaser contained in Article III shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b)          Payment of Purchase Price; Performance. Purchaser shall have delivered the Aggregate Purchase Price as specified in Section 1.2, and Purchaser shall have performed and complied in all material respects with all other agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing.

(c)          Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful purchase of the Purchased Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

ARTICLE X

MISCELLANEOUS

Section 10.1            Survival. Each of the representations, warranties, covenants, and agreements in this Agreement or pursuant hereto shall survive the Closing. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement. Except as expressly set forth in this Agreement, no party has made any representation warranty, covenant or agreement.

Section 10.2            Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties as follows (or at such other addresses as shall be specified by notice given in accordance with this Section 5.2):

If to Purchaser:

Proem Investments Master Fund, LP

121 Church Street

P.O. Box 309

Ugland House, George Town

Grand Cayman KY1-1104

Attention: Greg Pearson
Email: Greg@proemasset.com

With a copy to:

Capital Legal Group, PA

1110 Brickell Avenue, Suite 505

Miami, Florida, 33131

Attn: Lauren Shapiro

Email: lshapiro@clglaws.com

If to the Seller:

Section 32 Fund 1, LP

169 University Ave.

Palo Alto, CA 94301

Attn: Nina Labatt

Email: nina@s32.com

With a copy to:

Gunderson Dettmer, LLP

3570 Carmel Mountain Rd., Suite 200

San Diego, CA 92130

Attention: Jeffrey Higgins

Email: jhiggins@gunder.com

Section 10.3          Certain Definitions. As used in this Agreement, (a) the term “Affiliate” shall have the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, and shall include persons who become Affiliates of any person subsequent to the date hereof; and (b) the Purchaser and the Seller are referred to herein individually as a “party” and collectively as “parties.”

Section 10.4          No Waiver. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 10.5          Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding. The parties agree that the court making any such determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of, delete specific words or phrases in, or replace any such invalid or unenforceable provision with one that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 10.6          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that this Agreement (and any of the rights, interests or obligations of any party hereunder) may not be assigned by any party without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld). Any purported assignment of a party's rights under this Agreement in violation of the preceding sentence shall be null and void.

Section 10.7          Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and, except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective permitted successors or assigns.

Section 10.8          Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.9          Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to choice of law principles thereof that would cause the application of the laws of any other jurisdiction.

Section 10.10       Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY.

Section 10.11        Dispute Resolution. The parties hereby agree to arbitrate any and all disputes arising under or related to this Agreement, including disputes related to the interpretation of this Agreement, under the Delaware Rapid Arbitration Act, 10 Del. C. § 5801, et seq. This provision shall be governed by Delaware law, without reference to the law chosen for any other provision of this Agreement. All parties waive the right to seek or to receive punitive or consequential damages in connection with a dispute under this Agreement.

Section 10.12       Counterparts; Facsimile. This Agreement may be executed in counterparts, including by facsimile or PDF electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Section 10.13        Further Assurances. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to execute such additional documents, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 10.14       Interpretation. The parties acknowledge and agree that this Agreement has been negotiated at arm’s length and among parties equally sophisticated and knowledgeable in the matters covered hereby. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is hereby waived.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

PURCHASER:

PROEM INVESTMENTS MASTER FUND LP

By: Proem GP LP, its general partner

By:

Name: Thomas Schmidt

Title: Chief Executive Officer

SELLER:

SECTION 32 FUND 1, LP
By: Section 32 GP 1, LLC, its general partner

By:

Name: Nina Labatt

Title: Chief Operating Officer & Chief Financial Officer